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April 8, 2014	TSX: TMM, NYSE MKT: TGD
NEWS RELEASE

Timmins Gold reports record production of 35,684 AuEq* ounces for the first quarter of 2014

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report preliminary production results for the Company’s first quarter ended March 31, 2014. The Company achieved record gold production of 35,197 ounces for the quarter, an increase of 24% over the same period last year.

Category	Jan-Mar 2014	Jan-Mar 2013	% Change
Ore Processed (Dry t)	2,122,650	1,787,262	19%
Average Grade Processed (g/t Au)	0.76	0.83	-8%
Low Grade Stockpiled (t)	288,021	399,784	-28%
Average Grade Stockpiled (g/t Au)	0.26	0.26	-
Waste Mined (t)	5,520,468	6,375,048	-13%
Total Mined (t)	7,894,070	8,562,094	-8%
Strip Ratio	2.33	2.91	-20%
Gold Produced (oz)	35,197	28,328	24%
Silver Produced (oz)	26,782	14,313	87%
Gold Sold (oz)	36,431	28,642	27%
Silver Sold (oz)	26,782	14,313	87%
Days	90	90	-
Average Ore Processed (t/d)	23,585	19,908	18%
Average Total Mined (t/d)	87,712	95,134	-8%
Realized Gold Price	$1,297	$1,602	-19%

*using a gold to silver ratio of 55 to 1.

“This is our third consecutive quarter of record gold production” stated Bruce Bragagnolo, CEO of Timmins Gold. “The strong quarter was underpinned by the optimization of the crushing circuits to the rated capacity of 24 ktpd and by improved processes. Crusher throughput has reached expected levels and was up 19% over the same period last year and 8% over last quarter. As per our plans we are reducing the amount of ore being stockpiled.”

The Company also announces that its board of directors adopted an Advance Notice Policy effective April 3, 2014, which will be presented to shareholders of the Company for ratification at the Company’s 2014 annual general meeting. The purpose of the Advance Notice Policy is to provide shareholders, directors and management with a clear framework for nominating directors. The Advance Notice Policy includes, among other things, a provision that requires advance notice be given to the Company in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (the "Act"); or (ii) a shareholder proposal made pursuant to the provisions of the Act. Additionally, the Advance Notice Policy sets a deadline by which shareholders must submit director nominations to the Company prior to any annual general or special meeting of shareholders, sets forth the information that a shareholder must include in the notice to the Company, and establishes the form in which the shareholder must submit the notice for that notice to be in proper written form. In the case of an annual general meeting of shareholders, notice to the Company must be given not less than 30 days and not more than 65 days prior to the date of the annual general meeting. However, in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice must be given not later than the close of business on the tenth day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual general meeting) notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The full text of the Advance Notice Policy is available under the Company's profile on SEDAR at www.sedar.com.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2014 with cash costs of approximately $800 per ounce.

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.